Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

February 2, 2010

Via EDGAR
Mr. Geoffrey Kruczek
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Liberator, Inc. New Company Counsel

Dear Mr. Kruczek:

Please be advised that we have retained the law firm of Richardson & Patel, LLP as our new company counsel.  This letter shall serve as authorization for you or any Securities and Exchange Commission personnel to discuss any matter regarding Liberator, Inc. (the “Company”) with any representative of Richardson & Patel, LLP.  Please do not hesitate to contact me if you need further clarification of this matter:

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer